UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                January 21, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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REGULATORY APPROVAL

Novo Nordisk receives approval for Victoza(R) in Japan

Novo Nordisk today announced that the Japanese Ministry of Health, Labour and Welfare has approved Victoza(R) for the treatment of type 2 diabetes.

Victoza(R) is the brand name for liraglutide, the first Glucagon-Like Peptide-1 (GLP-1) analogue approved in Japan, developed for the treatment of type 2 diabetes. Victoza(R) is indicated as monotherapy or as an add-on to sulphonylurea (SU) in people with type 2 diabetes.

"The Japanese approval of Victoza(R) represents a major advancement in the treatment of type 2 diabetes and an important milestone for Novo Nordisk." says Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. "We are excited to pioneer the GLP-1 market in Japan, where we are convinced Victoza(R) will prove to be a valuable treatment option for people with type 2 diabetes. The clinical studies conducted in Japan showed Victoza(R) to provide superior glucose control with a low risk of hypoglycaemia."

Novo Nordisk expects to launch Victoza(R) in Japan in the first half of 2010 upon completion of price negotiations.


ABOUT VICTOZA(R)

Once-daily Victoza(R) is the first human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Victoza(R) works by stimulating the release of insulin from the pancreatic beta cells only when blood sugar levels are high. Weight loss with Victoza(R) is attributed to the fact that it leads to increased satiety after meals in part by slowing gastric emptying and, in part, by other mechanisms. Victoza(R) is broken down naturally in the body and does not depend upon renal excretion.

In Europe, Novo Nordisk received marketing authorisation for Victoza(R) on 30 June and Victoza(R) has subsequently been launched in several countries. A New Drug Application was submitted for regulatory approval in the US in May 2008 and in China in August 2009, respectively, and regulatory decisions are pending.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                       Investors:
Mike Rulis                   Klaus Bulow Davidsen
Tel: (+45) 4442 3573         Tel: (+45) 4442 3176
mike@novonordisk.com         klda@novonordisk.com

                             Kasper Roseeuw Poulsen
                             Tel: (+45) 4442 4471
                             krop@novonordisk.com

In North America:            In North America:
An Phan                      Hans Rommer
Tel: (+1) 609 558 0420       Tel: (+1) 609 919 7937
anph@novonordisk.com         hrmm@novonordisk.com

Company Announcement no 2 / 2010:

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 21, 2010                        NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer